SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.__)(1)


                       LONE STAR STEAKHOUSE & SALOON, INC.
                       -----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   542307 10 3
                                   -----------
                                 (CUSIP Number)

                                JAMIE B. COULTER
                     c/o Lone Star Steakhouse & Saloon, Inc.
                                224 East Douglas
                                    Suite 700
                              Wichita, Kansas 67202
                                 (316) 264-8899
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                GARY DAVIS, ESQ.
                                 Crowe & Dunlevy
                                20 North Broadway
                                   Suite 1800
                          Oklahoma City, Oklahoma 73102

                                 August 18, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

_____________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 542307 10 3                  13D                     Page 2 of 7 Pages
=====================                                          =================

=======  =======================================================================
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jamie B. Coulter
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                         (b)[_]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY


-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF, OO
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                  [_]

-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      3,574,032(1)
  NUMBER OF  -------  ----------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            0
    EACH     -------  ----------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              3,574,032(1)
             -------  ----------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,574,032(1)
-------  -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X].

-------  -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9% (see Item 5 for explanation of beneficial ownership percentage calculation)
-------  -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
=======  =======================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes options to purchase 1,178,639 shares of Common Stock all of which are currently exercisable or will become exercisable within 60 days of August 28, 2006, assuming the consummation of the Merger (as hereinafter defined) occurs on or before October 15, 2006.

=====================                                          =================
CUSIP No. 542307 10 3                  13D                     Page 3 of 7 Pages
=====================                                          =================


         The following constitutes the Schedule 13D filed by the undersigned, Jamie B. Coulter (the "Schedule 13D").

Item 1.  Security and Issuer
         -------------------

         This statement relates to shares of the common stock, par value $0.01 (the "Shares"), of Lone Star Steakhouse & Saloon, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 224 East Douglas, Suite 700, Wichita, Kansas 67202.


Item 2.  Identity and Background
         -----------------------

         (a) This statement is filed by Jamie B. Coulter, herein referred to as the "Reporting Person."

         (b) The principal business address of the Reporting Person is c/o Lone Star Steakhouse & Saloon, Inc., 224 East Douglas, Suite 700, Wichita, Kansas 67202.

         (c) The principal business of the Reporting Person is Chief Executive Officer of Lone Star Steakhouse & Saloon, Inc., 224 East Douglas, Suite 700, Wichita, Kansas 67202.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The aggregate purchase price of the 2,395,393 shares of Common Stock owned by Mr. Coulter is $3,229,558. The shares owned by Mr. Coulter were acquired with personal funds. The presently exercisable options to purchase 1,178,639 shares of Common Stock were granted to Mr. Coulter in consideration for services rendered to the Company.


Item 4.  Purpose of Transaction.
         -----------------------

         On August 18, 2006, Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lone Star U.S. Acquisitions LLC ("Purchaser") and COI Acquisition Corp. ("Merger Sub") pursuant to which each of the holders of the outstanding Common Stock will receive an aggregate of $27.10 per share in cash. Merger Sub and Purchaser are affiliates of Lone Star Funds, a Dallas-based private equity firm.

         Under the Merger Agreement, the Issuer will sell to an affiliate or affiliates of Purchaser all of the shares of capital stock of the Company's subsidiaries which own the assets related to its Lone Star Steakhouse & Saloon restaurants and Texas Land & Cattle Steak House restaurants, and, immediately thereafter, Merger Sub will merge with and into the Issuer with the Issuer
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CUSIP No. 542307 10 3                  13D                     Page 4 of 7 Pages
=====================                                          =================


being the surviving corporation in the merger. As a result of the merger, the Issuer will cease to be a publicly traded company.

         The Merger Agreement and related transactions are subject to the approval of the Issuer's stockholders and certain other customary closing conditions, which are expected to be completed during the fourth quarter of 2006.

         Lone Star Funds is not an affiliate of the Issuer, and no members of the management or the Board of Directors of the Issuer will be participating in the purchase of the Issuer.

         Concurrent with the execution of the Merger Agreement, the Reporting Person entered into a voting agreement (the "Voting Agreement") in which, subject to certain exceptions, he has agreed to vote his shares (i) in favor of the Merger Agreement and the related transactions (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (iii) vote such shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or discourage the Merger. The Voting Agreement terminates upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger (iii) at such time as (x) the Board of Directors withdraws or modifies its approval of the Merger Agreement or the related transactions or its recommendation that shareholders of the Company adopt the Merger Agreements and approve the related transactions or (y) recommends or approves any takeover proposal and (iv) at such time as the Merger Agreement is amended in any respect or the Company waives any of its rights under the Merger Agreement.

         This description of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which have been filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The following chart sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Entities as of the date hereof:

                                Number                        Percentage
                           ----------------                ----------------
Jamie B. Coulter               3,574,032                        15.9%(1)


(1) The percentage ownership for Mr. Coulter is based on (i) 21,318,952 shares of Common Stock outstanding as of August 28, 2006 plus (ii) 1,178,639, which equals the total number of currently exercisable options, or options exercisable within 60 days (assuming the consummation of the Merger occurs on or before October 15, 2006), owned by Mr. Coulter. Does not include 177,145 shares held by Intrust Bank as Trustee of a Rabbi Trust for the Issuer. Under the terms
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=====================                                          =================
CUSIP No. 542307 10 3                  13D                     Page 5 of 7 Pages
=====================                                          =================


of the Issuer Stock Option Deferred Compensation Plan, Mr. Coulter defers receipt of the value of his deferred compensation account to within 30 days after the termination of his employment with the Company.

(b)

                                                                                      Shared Dispositive
                  Sole Voting Power   Shared Voting Power    Sole Dispositive Power          Power
                  -----------------   -------------------    ----------------------   ------------------
Jamie B. Coulter     3,574,032(1)              0                  3,574,032(1)                 0


     (1) The percentage ownership for Mr. Coulter is based on (i) 21,318,952 shares of Common Stock outstanding as of August 28, 2006 plus (ii) 1,178,639, which equals the total number of currently exercisable options, or options exercisable within 60 days (assuming the consummation of the Merger occurs on or before October 15, 2006), owned by Mr. Coulter. Does not include 177,145 shares held by Intrust Bank as Trustee of a Rabbi Trust for the Issuer. Under the terms of the Issuer Stock Option Deferred Compensation Plan, Mr. Coulter defers receipt of the value of his deferred compensation account to within 30 days after the termination of his employment with the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ----------------------------

         The description of the Merger Agreement and the Voting Agreement in
Item 4 is incorporated herein by reference. The Reporting Person is not participating in the purchase of the Company and if the Merger and the related transactions are consummated will receive the same per share consideration for his shares as all other stockholders of the Company. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         (a) Voting Agreement, dated as of August 18, 2006, by and among Lone Star Steakhouse & Saloon, Inc., Lone Star U.S. Acquisitions LLC, COI Acquisition Corp. and Jamie B. Coulter.

         (b) Agreement and Plan of Merger, dated as of August 18, 2006, by and among Lone Star Steakhouse & Saloon, Inc., Lone Star U.S. Acquisitions LLC and COI Acquisition Corp.

                            [SIGNATURE PAGE FOLLOWS]
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CUSIP No. 542307 10 3                  13D                     Page 6 of 7 Pages
=====================                                          =================




                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   August 28, 2006



                                        /s/ Jamie B. Coulter
                                        ----------------------------
                                        JAMIE B. COULTER

=====================                                          =================
CUSIP No. 542307 10 3                  13D                     Page 7 of 7 Pages
=====================                                          =================


                                  EXHIBIT INDEX
                                  -------------

(c)    Number     Exhibit
       ------     -------
         1.       Voting Agreement, dated as of August 18, 2006, by and among
                  Lone Star Steakhouse & Saloon, Inc., Lone Star U.S.
                  Acquisitions LLC, COI Acquisition Corp. and Jamie B. Coulter.

         2. Agreement and Plan of Merger, dated as of August 18, 2006, by and among Lone Star Steakhouse & Saloon, Inc., Lone Star U.S. Acquisitions LLC and COI Acquisition Corp.